As filed with the Securities and Exchange Commission on November 7, 2006

Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

_______________________

FORM F-6

REGISTRATION STATEMENT
under
THE SECURITIES ACT OF 1933
For Depositary Shares Evidenced by American Depositary Receipts

of

TOYOTA JIDOSHA KABUSHIKI KAISHA
(Exact name of issuer of deposited securities as specified in its charter)
TOYOTA MOTOR CORPORATION
(Translation of issuer's name into English)
Japan
(Jurisdiction of incorporation or organization of issuer)

THE BANK OF NEW YORK
(Exact name of depositary as specified in its charter)
One Wall Street, New York, N.Y. 10286
(212) 495-1784
(Address, including zip code, and telephone number, including area code, of depositary's principal executive offices)

_______________________

The Bank of New York
ADR Division

One Wall Street, 29th Floor

New York, New York 10286

(212) 495-1784

(Address, including zip code, and telephone number, including area code, of agent for service)

Copies to:
Peter B. Tisne, Esq.
Emmet, Marvin & Martin, LLP
120 Broadway
New York, New York 10271
(212) 238-3010

It is proposed that this filing become effective under Rule 466
[X] immediately upon filing
[   ] on (Date) at (Time).
If a separate registration statement has been filed to register the deposited shares, check the following box.  [ ]

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be registered	Amount to be Registered	Proposed Maximum Aggregate Price Per Unit (1)	Proposed Maximum Aggregate Offering Price (1)	Amount of Registration Fee
American Depositary Shares evidenced by American Depositary Receipts, each American Depositary Share representing common shares of Toyota Motor Corporation	200,000,000 American Depositary Shares	$.05	$10,000,000	$1,070.00

(1)

Estimated solely for the purpose of calculating the registration fee.  Pursuant to Rule 457(k), such estimate is computed on the basis of the maximum aggregate fees or charges to be imposed in connection with the issuance of American Depositary Receipts evidencing the American Depositary Shares.

_______________________

874223_1

The prospectus consists of the form of American Depositary Receipt, which is included as Exhibit A to the Deposit Agreement filed as Exhibit 1 to this Registration Statement which is incorporated herein by reference.

874223_1

PART I

INFORMATION REQUIRED IN PROSPECTUS

Item 1.

Description of Securities to be Registered

Cross Reference Sheet

Item Number and Caption	Location in Form of American Depositary Receipt Filed Herewith as Prospectus
1. Name and address of depositary	Introductory Article
2. Title of American Depositary Receipts and identity of deposited securities	Face of American Depositary Receipt, top center
Terms of Deposit:
(i) The amount of deposited securities represented by one unit of American Depositary Receipts	Face of Receipt, upper right corner
(ii) The procedure for voting, if any, the deposited securities	Articles 15, 16 and 18
(iii) The collection and distribution of dividends	Articles 4, 12, 13, 15 and 18
(iv) The transmission of notices, reports and proxy soliciting material	Articles 11, 15, 16 and 18
(v) The sale or exercise of rights	Articles 13, 14, 15 and 18
(vi) The deposit or sale of securities resulting from dividends, splits or plans of reorganization	Articles 12, 13, 15, 17 and 18
(vii) Amendment, extension or termination of the deposit agreement	Articles 20 and 21
(viii) Rights of holders of Receipts to inspect the transfer books of the depositary and the list of holders of Receipts	Article 11
(ix) Restrictions upon the right to deposit or withdraw the underlying securities	Articles 2, 3, 4, 5, 6, 8 and 22
(x) Limitation upon the liability of the depositary	Articles 14, 18, 19 and 21
3. Fees and Charges	Articles 7 and 8

Item 2.

Available Information

Statement that Toyota Motor Corporation is subject to the periodic reporting requirements of the Securities Exchange Act of 1934 and, accordingly, files certain reports with the Commission.  Periodic reports made by Toyota Motor Corporation can be inspected by holders of ADRs and copied at public reference facilities maintained by the Commission in Washington D.C.

Article 11

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 3.

Exhibits

a.

Deposit Agreement dated as of September 27, 1999, among Toyota Motor Corporation, The Bank of New York as Depositary, and all Owners and Beneficial Owners from time to time of American Depositary Receipts issued thereunder.  Filed herewith as Exhibit 1.

b.

Form of Letter agreement among Toyota Motor Corporation and The Bank of New York relating to pre-release activities.  Filed herewith as Exhibit 2.

c.

Every material contract relating to the deposited securities between the Depositary and the issuer of the deposited securities in effect at any time within the last three years.  See (a) above.

d.

Opinion of Emmet, Marvin & Martin, LLP, counsel for the Depositary, as to legality of the securities to be registered.  Filed herewith as Exhibit 4.

e.

Certification under Rule 466.  Filed herewith as Exhibit 5.

Item 4.

Undertakings

(a)

The Depositary hereby undertakes to make available at the principal office of the Depositary in the United States, for inspection by holders of the ADRs, any reports and communications received from the issuer of the deposited securities which are both (1) received by the Depositary as the holder of the deposited securities, and (2) made generally available to the holders of the underlying securities by the issuer.

(b)

If the amounts of fees charged are not disclosed in the prospectus, the Depositary undertakes to prepare a separate document stating the amount of any fee charged and describing the service for which it is charged and to deliver promptly a copy of such fee schedule without charge to anyone upon request. The Depositary undertakes to notify each registered holder of an ADR thirty days before any change in the fee schedule.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on November 7,  2006.

Legal entity created by the agreement for the issuance of American Depositary Receipts for common shares of Toyota Motor Corporation.

By:

The Bank of New York,
 as Depositary

By:  /s/ U. Marianne Erlandsen

Name: U. Marianne Erlandsen

Title:   Vice President

Pursuant to the requirements of the Securities Act of 1933, Toyota Motor Corporation has caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Toyota, Aichi Prefecture, Japan on November 7, 2006.

TOYOTA MOTOR CORPORATION

By:  /s/ Takeshi Suzuki
Name:  Takeshi Suzuki
Title:    Authorized Signatory

Each person whose signature appears below hereby constitutes and appoints Takeshi  Suzuki, his true and lawful attorney-in-fact with power of substitution and resubstitution to sign in his name, place and stead in any and all capacities the Registration Statement and any and all amendments thereto (including post-effective amendments) and any documents in connection therewith, and to file the same with the Securities and Exchange Commission, granting unto each of said attorneys full power to act with or without the other, and full power and authority to do and perform, in his name and on his behalf, every act whatsoever which such attorneys, or any one of them, may deem necessary or desirable to be done in connection therewith as fully and to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorney-in-fact, or any of them, or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities indicated on November 7, 2006.

/s/ Fujio Cho Name: Fujio Cho Chairman of the Board (Principal executive officer)
/s/ Katsuhiro Nakagawa Name: Katsuhiro Nakagawa Vice Chairman of the Board
/s/ Katsuaki Watanabe Name: Katsuaki Watanabe President, Member of the Board
/s/ Tokuichi Uranishi Name: Tokuichi Uranishi Executive Vice President, Member of the Board
/s/ Kazuo Okamoto Name: Kazuo Okamoto Executive Vice President, Member of the Board
______________________________________ Name: Kyoji Sasazu Executive Vice President, Member of the Board
/s/ Mitsuo Kinoshita Name: Mitsuo Kinoshita Executive Vice President, Member of the Board (Principal financial and accounting officer)
/s/ Yoshimi Inaba Name: Yoshimi Inaba Executive Vice President, Member of the Board
/s/ Takeshi Uchiyamada Name: Takeshi Uchiyamada Executive Vice President, Member of the Board
_______________________________________ Name: Masatami Takimoto Executive Vice President, Member of the Board
_______________________________________ Name: Akio Toyoda Executive Vice President, Member of the Board
/s/ Tetsuo Hattori Name: Tetsuo Hattori Senior Managing Director, Member of the Board
________________________________________ Name: Yukitoshi Funo Senior Managing Director, Member of the Board
/s/ Takeshi Suzuki Name: Takeshi Suzuki Senior Managing Director, Member of the Board
/s/ Atsushi Niimi Name: Atsushi Niimi Senior Managing Director, Member of the Board
/s/ Hajime Wakayama Name: Hajime Wakayama Senior Managing Director, Member of the Board
/s/ Hiroshi Takada Name: Hiroshi Takada Senior Managing Director, Member of the Board
/s/ Teiji Tachibana Name: Teiji Tachibana Senior Managing Director, Member of the Board
/s/ Shinichi Sasaki Name: Shinichi Sasaki Senior Managing Director, Member of the Board
/s/ Akira Okabe Name: Akira Okabe Senior Managing Director, Member of the Board
/s/ Yoshio Shirai Name: Yoshio Shirai Senior Managing Director, Member of the Board
________________________________________ Name: Yoichiro Ichimaru Senior Managing Director, Member of the Board
/s/ Shoji Ikawa Name: Shoji Ikawa Senior Managing Director, Member of the Board
/s/ Shoichiro Toyoda Name: Shoichiro Toyoda Honorary Chairman, Member of the Board
/s/ Hiroshi Okuda Name: Hiroshi Okuda Senior Advisor, Member of the Board

Authorized Representative in the United States: Toyota Motor Sales, U.S.A., Inc. /s/ Dian D. Ogilvie Name: Dian D. Ogilvie Title: Senior Vice President and General Counsel

INDEX TO EXHIBITS

Exhibit Number	Exhibit
1

Deposit Agreement dated as of September 27, 1999, among Toyota Motor Corporation, The Bank of New York as Depositary, and all Owners and Beneficial Owners from time to time of American Depositary Receipts issued thereunder.

2	Form of Letter agreement among Toyota Motor Corporation and The Bank of New York relating to pre-release activities.
4	Opinion of Emmet, Marvin & Martin, LLP, counsel for the Depositary, as to legality of the securities to be registered.
5	Certification under Rule 466.